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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE TO
          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                             --------------------
                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
                       (Name of Subject Company (Issuer))
                            SUPERIOR NAVIGATION LTD.
                           PAM HOLDING & TRUST LIMITED
                   ANANGEL INTEGRITY COMPANIA NAVIERA S.A.
                             MARIA A. ANGELICOUSSIS
                               JOHN ANGELICOUSSIS
                       (Name of Filing Persons (Offeror))
                             --------------------
                           AMERICAN DEPOSITARY SHARES
               (EACH AMERICAN DEPOSITARY SHARE REPRESENTING ONE
           CLASS A ORDINARY SHARES, NOMINAL VALUE $1.00 PER SHARE)
                         (Title of Class of Securities)
                                    032721201
                      (CUSIP Number of Class of Securities)
                            ---------------------
                             Demetrios A. Stylianou
                             Director and President
                            Superior Navigation Ltd.
                                Sygrou Avenue 354
                                Kallithea 176-74
                                     Greece
                              011 3010 946 7205
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)
                            ---------------------
                                    COPY TO:
                             John F. Fritts, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000
                            ---------------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation*                  Amount of Filing Fee**
-----------------------------------------   ------------------------------------
              $ 55,723,505                              $ 11,145
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*   For purposes of calculating amount of filing fee only.  This calculation assumes the purchase of 11,144,701 American Depositary Shares (each represented by one Class A Ordinary Share, nominal value $1.00) of Anangel-American Shipholdings Limited, ticker symbol "ASIPY," at a purchase price of $5.00 per ADS, net in cash.
** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   $11,145    Filing party:  Superior Navigation Ltd.
    Form or Registration No.: 5-40600    Date filed:    February 12, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X]  third party tender offer subject to Rule 14d-1.
    [ ]  issuer tender offer subject to Rule 13e-4.
    [X]  going-private transaction subject to Rule 13e-3.
    [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

      This Amendment No. 2 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on February 12, 2002 (the "Schedule TO") by Superior Navigation (the "Offeror"), a Liberian corporation and a wholly owned subsidiary of PAM Holding & Trust Limited (the "Parent"). This Schedule TO relates to the Offer by the Offeror to purchase (i) all outstanding Class A ordinary shares, nominal value $1.00 each ("Class A Shares"), (ii) all outstanding Class B ordinary shares, nominal value $1.00 each ("Class B Shares" and together with the Class A Shares, "Ordinary Shares") and (iii) all outstanding American Depositary Shares, each representing one Class A Share ("ADSs" and together with the Ordinary Shares, "Shares") of Anangel-American Shipholdings Limited ("Anangel" or the "Company"), at a purchase price of $5.00 per Share, net in cash, without interest (the "Offer Price"), upon the terms and conditions of the Offeror's Offer to Purchase dated February 12, 2002 (the "Offer to Purchase") as amended by Amendment No. 1 to the Schedule TO, dated March 1, 2002, and in the related Letter of Transmittal and Form of Acceptance Form, copies of which were attached as Exhibits (a) (1) (i), (a) (1) (ii) and (a) (1) (iii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer"), to the Schedule TO.

      The information set forth in the Offer to Purchase, including all schedules thereto, and in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Anangel on February 27, 2002 (the "Schedule 14D-9"), which is attached as Exhibit (a)(1)(xii) to the Schedule TO, is hereby expressly incorporated herein by reference in response to all items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.


ITEMS 1 THROUGH 9, 11, 12 AND 13

   (1) The section "The Offer - Conditions of the Offer" is hereby amended by deleting the first paragraph on page 30 and replacing it with the following:

   Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Offeror's rights to extend and amend the Offer at any time in its sole discretion, the Offeror shall not be required to accept for payment, purchase or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or the payment for, any tendered Shares (whether or not any Shares have previously been accepted for payment or paid for pursuant to the Offer), and may amend or terminate the Offer, if (1) at the Expiration Time the Minimum Condition (90% the Shares tendered and not withdrawn) is not satisfied or (2) at any time on or after February 12, 2002 and prior to the Expiration Time (except those dependent upon necessary government or regulatory approval), any of the following events occur:

   (2) The section "The Offer - Conditions of the Offer" as amended by Amendment No. 1 to the Schedule TO is hereby amended by deleting the following paragraph from the end of such section:

   "Notwithstanding anything in the Offer to the contrary, all conditions to the Offer, other than those dependent upon necessary government or regulatory approval, must be satisfied or waived on or before the Expiration Time."

   (3) Item 12 of the Schedule TO is hereby amended by adding the following thereto:


EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)(1)(xv)         Press Release issued by the Offeror, dated
                   April 1, 2002 announcing initial results of the tender offer.





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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    SUPERIOR NAVIGATION LTD.

                                    /s/ Demetrios A. Stylianou
                                    ------------------------------------

                                    Name: Demetrios A. Stylianou
                                    Title: Director and President



                                    PAM HOLDING & TRUST LIMITED

                                    /s/ George Chalkias
                                    ------------------------------------

                                    Name: George Chalkias
                                    Title: Director and Vice President




                                    ANANGEL INTEGRITY COMPANIA NAVIERA S.A.

                                    /s/ Constantinos Panagopoulos
                                    ------------------------------------

                                    Name: Constantinos Panagopoulos
                                    Title: Director and Vice President



                                    MARIA A. ANGELICOUSSIS

                                    /s/ Maria A. Angelicoussis
                                    ------------------------------------

                                    Name: Maria A. Angelicoussis



                                    JOHN ANGELICOUSSIS

                                    /s/ John Angelicoussis
                                    ------------------------------------

                                    Name: John Angelicoussis



   Date:  April 1, 2002



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


                                  EXHIBIT INDEX




EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)(1)(xv)         Press Release issued by the Offeror, dated
                   April 1, 2002 announcing initial results of the tender offer.







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